MK

[redacted]

14045918

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2014
Washington DC
404

SEC FILE NUMBER
8-37483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAC FLORIDA INVESTMENTS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2333 PONCE DE LEON BOULEVARD SUITE#700
(No. and Street)

CORAL GABLES (City) FLORIDA (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARIA E. NODAR FINANCIAL & OPERATIONS PRINCIPAL (305)523-6551
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP
(Name – *if individual, state last, first, middle name*)

6750 NORTH ANDREWS AVE. STE 200 FT LAUDERDALE, FL 33309
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, ALEJANDRO FALLA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BAC FLORIDA INVESTMENTS, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO

Title

MARIA JOSE GAIT
MY COMMISSION # EE 184926
EXPIRES: July 30, 2016
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Independent Accountants' Report on Applying Agreed-Upon Procedures

Audit Committee
BAC Florida Investments Corp.
Coral Gables, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by BAC Florida Investments Corp. ("the Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including excel spreadsheets derived from the Company's general ledger and subsidiary ledgers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 14, 2014

BAC FLORIDA INVESTMENTS CORP.
Coral Gables, Florida
(S.E.C. I.D. No.8-37483)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
December 31, 2013 and 2012
and
INDEPENDENT AUDITOR'S REPORT
and
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

BAC FLORIDA INVESTMENTS CORP.
Coral Gables, Florida

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES
December 31, 2013 and 2012

CONTENTS

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS

STATEMENTS OF FINANCIAL CONDITION 3

STATEMENTS OF OPERATIONS 4

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY 5

STATEMENTS OF CASH FLOWS 6

NOTES TO FINANCIAL STATEMENTS 7

SUPPLEMENTARY INFORMATION

SCHEDULE OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 13

SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 14

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 15

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITOR'S REPORT

Board of Directors
BAC Florida Investments Corp.
Coral Gables, Florida

Report on the Financial Statements

We have audited the accompanying financial statements of BAC Florida Investments Corp. which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BAC Florida Investments Corp. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the 2013 financial statements taken as a whole. The supplementary information contained in the Computation of Net Capital Pursuant to Rule 15c3-1 and Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the 2013 financial statements. The information in the Computation of Net Capital Pursuant to Rule 15c3-1 and Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 has been subjected to the auditing procedures applied in the audit of the 2013 financial statements and certain additional procedures, including comparing and reconciling other information directly to the underlying accounting and other records used to prepare the 2013 financial statements or to the 2013 financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Computation of Net Capital Pursuant to Rule 15c3-1 and Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is fairly stated in all material respects in relation to the 2013 financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 14, 2014

BAC FLORIDA INVESTMENTS CORP.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2013 and 2012

	2013	2012
ASSETS		
Cash and due from banks	$ 6,179,039	$ 5,610,393
Deposits with clearing organization ($100,000 restricted)	1,077,426	1,032,035
Trading securities, at fair value	184,000	198,632
Fixed assets, net	53,504	6,413
Prepaid expenses and other assets	43,385	49,068
	$ 7,537,354	$ 6,896,541
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 353,618	$ 256,911
Due to other brokers	1,385,631	865,631
Accrued commissions and other payables	54,025	88,563
Other liabilities	--	17,368
	1,793,274	1,228,473
Stockholders' Equity		
Common stock, $1 par value; 100,000 shares authorized, issued and outstanding	100,000	100,000
Additional paid in capital	1,965,026	1,965,026
Retained earnings	3,679,054	3,603,042
	5,744,080	5,668,068
	$ 7,537,354	$ 6,896,541

See accompanying notes to financial statements

BAC FLORIDA INVESTMENTS CORP.

STATEMENTS OF OPERATIONS

Years ended December 31, 2013 and 2012

	2013	2012
Revenue:		
Commissions	$ 4,141,323	$ 3,085,888
Interest income	78,673	84,571
Gain on trading securities, net	43,076	21,667
Other	35,275	--
	4,298,347	3,192,126
Expenses:		
Compensation and benefits	2,265,160	1,692,980
Finder's fees	172,884	280,764
Floor brokerage, exchange, and clearance fees	186,253	181,371
Communications and data processing	202,111	174,059
Occupancy	134,757	128,659
Travel	66,734	63,073
Audit and professional fees	38,044	41,831
Interest expense	15,890	15,248
Securities Investor Protection Corporation (SIPC)	10,329	7,751
Other	111,583	65,927
	3,203,745	2,651,663
Income before income taxes	1,094,602	540,463
Income tax expense	418,590	207,274
Net income	$ 676,012	$ 333,189

See accompanying notes to financial statements

BAC FLORIDA INVESTMENTS CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2013 and 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2012	$ 100,000	$ 1,965,026	$ 3,769,853	$ 5,834,879
Net income	--	--	333,189	333,189
Dividends paid	--	--	(500,000)	(500,000)
Balance, December 31, 2012	100,000	1,965,026	3,603,042	5,668,068
Net income	--	--	676,012	676,012
Dividends paid	--	--	(600,000)	(600,000)
Balance, December 31, 2013	$ 100,000	$ 1,965,026	$ 3,679,054	$ 5,744,080

See accompanying notes to financial statements

Crowe Horwath®

BAC FLORIDA INVESTMENTS CORP.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities		
Net income	$ 676,012	$ 333,189
Adjustments to reconcile net income to net cash		
Provided by operating activities		
Depreciation	7,473	7,515
Changes in assets and liabilities		
Deposits with clearing organization	(45,391)	(241,374)
Trading securities	14,632	106,491
Prepaid expenses and other assets	5,683	1,423
Accounts payable and accrued expenses	96,707	19,344
Due to other brokers	520,000	120,000
Accrued commissions and other payables	(34,538)	6,049
Other liabilities	(17,368)	72,042
Net cash provided by operating activities	1,223,210	424,679
Cash flows from investing activities		
Capital expenditures	(54,564)	(1,675)
Net cash used in investing activities	(54,564)	(1,675)
Cash flows from financing activities		
Dividends paid	(600,000)	(500,000)
Net cash used in financing activities	(600,000)	(500,000)
Net change in cash and due from banks	568,646	(75,996)
Cash and due from banks at beginning of year	5,610,393	5,687,389
Cash and due from banks at end of year	$ 6,179,039	$ 5,610,393

See accompanying notes to financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: BAC Florida Investments Corp. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is 98.5% owned by BAC Florida Bank (Parent Company). The Company offers securities transaction services to its customers. The Company clears all of its securities transactions on a fully-disclosed basis through Pershing LLC, a subsidiary of The Bank of New York Mellon Company.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand and amounts due from depository institutions having an initial maturity of three months or less as cash and due from banks for purposes of the statement of cash flows.

Trading Securities: The Company engages in trading activities for its own account. Securities that are held principally for resale in the near term are recorded at fair value with changes in fair value included in earnings. Interest and dividends are included in interest income.

Revenue Recognition: Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Financial Instruments with Off-Balance-Sheet Risk: In the normal course of its business and under standard contract terms included in the correspondent agreement with its clearing firm, the Company has agreed to indemnify the clearing firm from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations under margin accounts. Such margin accounts had a balance of $1,189,746 at December 31, 2013 and $91,130 at December 31, 2012, respectively, and were fully secured by marketable securities under customary margin requirements. As such, Company management believes any loss exposure is not material, and accordingly, the Company has not recorded any contingent liability in its financial statements. Since its inception, the Company has not been required to make any payment under this indemnification provision. There were no unsettled customer trades at December 31, 2013 and 2012.

Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables and payables, and due to brokers), approximate their fair value because of the short maturity of the instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk: As of December 31, 2013 and 2012, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, money market accounts, time deposits and clearing deposits. The Company also engages in trading activities with various counterparties, mostly financial institutions in the United States. Management believes there is no significant risk of loss or counterparty risks on these financial instruments or transactions. Amounts due from depository institutions at year end 2013 and 2012 were $7,256,465 and $6,642,428.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Income Taxes: The Company is included in the consolidated federal and state income tax return of its Parent Company and its subsidiaries. The consolidated group of entities of the Parent Company follows a policy of allocating the U.S. consolidated tax liability among the participants generally in proportion to their contribution to the consolidated U.S. taxable income. Income tax expense is the total of current year income tax due or refundable (if any), and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. There were no material unrecognized tax positions at December 31, 2013 and 2012.

The Company is subject to U.S. federal income tax as well as income tax of the state of Florida. The Company is not subject to examination by taxing authorities for years prior to 2010.

In the event that the Company recognizes interest and/or penalties related to income tax matters, these are reconciled as income tax expense in the accompanying statements of operations.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or shareholders' equity.

(Continued)

NOTE 2 - FULLY-DISCLOSED CLEARING AGREEMENT

The Company has a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At December 31, 2013 and 2012, the Company had $100,000 of cash on deposit to satisfy this requirement. Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

NOTE 3 – TRADING SECURITIES

As of December 31, 2013 and 2012, the Company had trading securities as follows:

	2013	2012
U.S. Corporate Bonds:		
Industrial Senior Trust GTD Sr. Note	$ 184,000	$ --
Cliffs Natural Resources	--	198,632
Total	$ 184,000	$ 198,632

The proceeds from sales of trading securities and the associated gains and losses are listed below:

	2013	2012
Proceeds	$ 40,714,009	$ 4,191,653
Gross gains	157,975	33,427
Gross losses	(115,859)	(6,953)

NOTE 4 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of trading securities outstanding as of December 31, 2013 were determined by obtaining matrix pricing which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but neither by relying on the securities relationship to other benchmark quoted securities. (Level 2 inputs)

(Continued)

NOTE 4 – FAIR VALUE (Continued)

The fair values of trading securities outstanding as of December 31, 2012 were determined by obtaining quoted prices on nationally recognized securities exchanges as of the measurement date. (Level 1 inputs).

The carrying amounts which approximate the estimated fair value because of their short maturity of cash and due from banks and deposits with clearing organization amounting to $6,179,039 and $1,077,426 as of December 31, 2013, are considered Level 1 inputs.

The carrying amounts of accounts payable and accrued expenses, due to brokers, and accrued commissions and other payables, generally maturing within ninety days, approximate their fair value.

NOTE 5 - INCOME TAXES

Income tax expense was as follows:

	2013	2012
Current	$ 419,576	$ 211,127
Deferred	(986)	(3,853)
	$ 418,590	$ 207,274

The difference between the expected income tax expense (computed by applying the U.S. Federal corporate income tax rate of 34% to income before income taxes) for the years ended December 31, 2013 and 2012 and the reported income tax expense was as follows:

	2013	2012
Federal income taxes at statutory tax rates	$ 372,165	$ 183,757
State income taxes, net of related federal benefit	40,380	19,989
Other, net	6,045	3,528
	$ 418,590	$ 207,274

As of December 31, 2013 and 2012, a net deferred tax asset amounting to $19,048 and $18,062, respectively arises from deferred rent expense which may be used to offset future taxable income in 2014. No valuation reserve was considered necessary at December 31, 2013 and 2012. The net deferred tax asset is included in prepaid expenses and other assets in the accompanying Statements of Financial Condition.

The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next 12 months. There were no interest or penalties recorded during the years ended December 31, 2013 or 2012 related to income tax matters.

(Continued)

NOTE 6 - RELATED PARTIES

In the ordinary course of business, the Company enters into transactions with its Parent Company and affiliates. Balances relating to such transactions were as follows:

	2013	2012
Assets:		
Cash and due from bank	$ 1,511,751	$ 1,427,539
Other assets	--	2,729
	$ 1,511,751	$ 1,430,268
Liabilities:		
Accounts payable and accrued expenses	$ 18,675	$ 15,181
Revenues:		
Securities transactions	$ 269,524	$ 95,355
Other	41,037	5,769
	$ 310,561	$ 101,124
Operating expenses:		
Compensation and benefits	$ 35,486	$ 134,502
Communication and data processing	41,280	41,280
Occupancy	134,757	128,659
Other	25,972	25,772
	$ 237,495	$ 330,213

The Company subleases office space from its Parent Company. The Parent Company allocates its rental costs to the Company based on square footage. The noncancelable lease expires in May of 2022. Future estimated minimum lease payments are as follows:

2014	$ 75,999
2015	77,827
2016	80,162
2017	82,567
2018	85,044
Thereafter	406,839
	$ 808,438

NOTE 7 - CASH RESERVE COMPUTATION

The Company is exempt from the provisions of Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

(Continued)

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company was above its minimum net capital requirement for 2013 and 2012. At December 31, 2013, the Company's net capital as defined by Rule 15c3-1 totaled $4,335,039 which was $4,215,487 in excess of its minimum net capital requirement of $119,552. The Company's aggregate indebtedness to net capital ratio was .41 to 1 at December 31, 2013.

SUPPLEMENTARY INFORMATION

SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2013

	2013
Total stockholders' equity	$ 5,744,080
Deductions and/or charges	
Net office furniture and equipment	(53,504)
Premium Money Market held with Parent Company	(1,287,257)
Other assets	(55,400)
Net capital before haircuts on securities	4,347,919
Haircuts on securities	(12,880)
Net capital	$ 4,335,039
Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued expenses, and accrued commission and other payables	$ 407,643
Due to other brokers	1,385,631
Total aggregate indebtedness	$ 1,793,274
Aggregate indebtedness to net capital	.41 to 1
Computation of basic net capital requirement	
Minimum Net Capital Required – 6-2/3% of total aggregate indebtedness	$ 119,552
Minimum dollar net capital required	100,000
Net capital requirement (larger of above items)	$ 119,552
Net capital	4,335,039
Excess net capital	$ 4,215,487

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2013, unaudited FOCUS Part II filing submitted on January 27, 2014

SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2013

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) - $2,500 capital category as per Rule 15c3-1	______
B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained	______
C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm: Pershing LLC	X
D. (k)(3) - Exempted by the order of the Commission	______

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
BAC Florida Investments Corp.
Coral Gables, Florida

In planning and performing our audit of the financial statements of BAC Florida Investments Corp. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 14, 2014